December 28, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Molson Coors Brewing Company

Preliminary Information Statement on Schedule 14C

Filed December 11, 2015

File No. 001-14829

Dear Mr. Reynolds:

On behalf of our client, Molson Coors Brewing Company (the “Company”), we submit this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated December 23, 2015 relating to the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”).  For convenience, the Staff’s comment is set forth herein, followed by our response.

General

1.              It appears you intend to use loan agreements to finance the acquisition of all of SABMiller’s interest in MillerCoors LLC, and that this information statement covers the issuance of securities that may be used to reduce your reliance on such loans.  As the securities covered by this information statement are intended to be used in the acquisition, please advise us why you believe the disclosure required by Items 13 and 14 of Schedule 14A is not required. See Note A to Schedule 14A.

Response: We believe that Instruction 1 to Item 13 of Schedule 14A is applicable to the Information Statement.  Instruction 1 states that information required by Item 13(a) may be omitted from the Information Statement if not material for the exercise of prudent judgment in regard to the matter acted upon.  Instruction 1 continues that the information required by Item 13(a) is not deemed material if the matter to be acted upon is the “authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction... or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”  The matter to be acted upon in the Information Statement is the approval by the holders of Class A common stock of the potential issuance of over 20% of the outstanding Class B common stock (or securities convertible into Class B common stock) as required by the provisions of the Company’s Restated Certificate of Incorporation, as amended.  Although the current intent is to use the proceeds from the potential public offering and sale of Class B common stock to fund a portion of the all-cash purchase price for the Company’s acquisition of MillerCoors LLC and the international Miller brand portfolio (the “Acquisition”), the Class B common stock is not being issued to the seller as consideration for the Acquisition.  Therefore, the matter to be acted upon in the Information Statement is the “issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.”  In addition, any potential Class B common stock issuance will not be contingent on the closing of the Acquisition and the Company will have broad discretion on the use of proceeds if the Acquisition does not occur. Based on the foregoing, we believe that the Item 13 disclosure is not required to be presented in the Information Statement.

As noted above, we respectfully inform the Staff that the consideration for the Acquisition will be all cash. The Company is not issuing any Class B common stock as part of the Acquisition consideration but rather intends to use the cash proceeds from the sales of such securities to fund a portion of the all-cash purchase price for the Acquisition assuming the Acquisition closes. Item 14(a) of Schedule 14A sets forth the specific transactions as to which the Item 14 disclosure is applicable.  Based on the foregoing, we believe that Item 14 is not applicable to the action covered by the Information Statement as the action to be taken does not relate to any of the transactions specifically listed in Item 14(a).

Further, we assert that the Information Statement does not relate to the “authorization of additional securities…to acquire another specified company” as contemplated in Note A to Schedule 14A but rather it relates solely to the approval by the Company’s Class A common stock holders of the potential issuance of over 20% of the outstanding Class B common stock. We also believe that the Staff’s reference to Note A is inapplicable for the same reasons noted above. The Company is not issuing the securities to “acquire another specified company” as noted in Note A but rather issuing them to potentially fund a portion of the all-cash consideration for the Acquisition. We respectfully note to the Staff that the closing of the Acquisition is not contingent upon the completion of a potential offering of Class B common stock as the Company has already secured adequate financing in order to fund the all-cash purchase price of the Acquisition Any potential offering of Class B common stock would be a voluntary action by the Company and not a condition to closing the Acquisition.

* * * *

Attached hereto as Appendix I is the written statement of the Company of the representations requested in the Staff’s comment letter.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 291-2362. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Jason Day
Jason Day

cc:        Lee Reichert, Deputy General Counsel and Assistant Secretary (Molson Coors Brewing Company)

APPENDIX I

Pursuant to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 23, 2015, to Molson Coors Brewing Company (the “Company”) relating to the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on December 11, 2015, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MOLSON COORS BREWING COMPANY

By:	/s/ Lee Reichert
Name: Lee Reichert
Title: Deputy General Counsel and Assistant Secretary